Exhibit 99.a

Central Gold-Trust

Wednesday October 31, 2007

Central Gold-Trust (symbol: TSX — GTU.UN (Cdn.$) and GTU.U (U.S.$) AMEX — GTU (U.S.$)) has today released selected financial information in U.S. $  relating to results of operations for the nine months ended September 30, 2007.

CENTRAL GOLD-TRUST

STATEMENT OF NET ASSETS

(expressed in U.S. dollars)

	September 30,	December 31,
	2007	2006
Net assets:
Gold at market	$109,736,642	78,131,980
Cash	64,882	69,281
Interest-bearing cash deposits	2,447,516	1,168,270
Prepaid expenses & other	24,315	12,240
	112,273,355	79,381,771
Accrued liabilities	(99,204)	(95,219)
Net assets representing Unitholders’ equity	$112,174,151	79,286,552

Represented by:
Capital
Units issued 3,992,500 (2006: 3,277,500)	$66,286,977	48,200,337
Retained earnings inclusive of unrealized appreciation of holdings	45,887,174	31,086,215

	$112,174,151	79,286,552

Net asset value per unit	$28.10	24.19

Net asset value per unit expressed in Canadian dollars	$27.99	28.19

Exchange rate: U.S. $1.00 = Cdn.	$0.9963	1.1653

Net assets increased by $32,887,599 or 41.5%, during the nine month period to a total of $112,174,151.  The increase in net assets was attributable to the increased price of gold during the period and the net proceeds of the public offering completed on April 5, 2007.

Box 10106, Meadowlands P.O., Ancaster, Ontario Canada L9K 1P3          Tel: (905) 304-GOLD(4653) Fax: (905) 648-4196

Courier Address: 55 Broad Leaf Crescent Ancaster, Ontario L9G 3P2       Website: www.gold-trust.com  E-mail: info@gold-trust.com

CENTRAL GOLD-TRUST

STATEMENT OF INCOME

(expressed in U.S. dollars)

	Nine months ended September 30,		Three months ended September 30,
	2007	2006	2007	2006
Income (Loss):
Interest	$71,548	43,340	$28,351	15,055
Unrealized appreciation (depreciation) of holdings	15,187,385	10,637,734	13,706,140	(1,751,500)
	$15,258,933	10,681,074	$13,734,491	(1,736,445)
Expenses:
Administration fees	227,241	182,826	82,240	61,491
Safekeeping, insurance and bank charges	67,710	54,166	24,998	18,676
Legal fees	39,001	40,233	11,765	12,193
Trustee fees and expenses	32,607	30,434	11,354	11,411
Auditors’ fees	27,593	34,031	9,243	8,700
Regulatory filing fees	24,672	15,168	2,035	—
Unitholder information	15,241	11,192	3,292	2,470
Stock exchange fees	12,017	11,043	4,005	3,681
Registrar and transfer agent fees	10,311	8,360	3,369	3,188
Miscellaneous	758	299	19	46
Foreign currency exchange (gain) loss	823	(164)	14	27
Total expenses	457,974	387,588	152,334	121,883
Net income (loss):
inclusive of unrealized appreciation (depreciation) of holdings
	$14,800,959	10,293,486	$13,582,157	(1,858,328)
Net income (loss) per unit:
inclusive of unrealized appreciation (depreciation) of holdings
	$3.88	3.14	$3.40	(0.57)

Net income for the nine months ended September 30, 2007 amounted to $14,800,959 ($3.88 per unit) compared to $10,293,486 ($3.14 per unit) for the same period in 2006 after deducting expenses of $457,974 (2006: $387,588).  Virtually all of the net income for the nine month period is represented by the unrealized appreciation of bullion holdings less expenses, which is not distributable income, but is included in accordance with CICA Accounting Guideline 18.

The expenses of maintaining the Trust, expressed as a percentage of the average of the month-end net assets, were 0.48% for the nine months ended September 30, 2007 compared to 0.51% for the same period in 2006.  For the twelve months ended September 30, 2007, the expense ratio was 0.64% compared to 0.67% for the twelve months ended September 30, 2006.

Central Gold-Trust is a passive, single purpose, self-governing trust, which invests primarily in long-term holdings of gold bullion and does not actively speculate with regard to short-term changes in gold prices.  At September, 2007, the units of Central Gold-Trust were 97.9% invested in unencumbered, allocated, segregated and insured gold bullion. Units may be purchased or sold on The Toronto Stock Exchange and the American Stock Exchange.

For further information, contact J.C. Stefan Spicer, President & CEO;

Email: info@gold-trust.com Website: www.gold-trust.com ; Telephone: 905-304-GOLD (4653).